UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated November 14, 2013, containing the Company's earnings release for the third quarter and nine months of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED. (registrant)

Dated: December 3, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

Knightsbridge Tankers Limited

HIGHLIGHTS

•
Knightsbridge reports net income of $1.0 million and earnings per share of $0.04 for the third quarter of 2013. Excluding the results from discontinued operations, the Company reports net income of $1.1 million and earnings per share of $0.04 for the third quarter.

•	Knightsbridge reports EBITDA from continuing operations of $4.7 million and EBITDA from continuing operations per share of $0.19 for the third quarter of 2013.

•	Knightsbridge announces a cash distribution of $0.175 per share for the third quarter of 2013.

•
Knightsbridge reports a net loss of $6.9 million and a loss per share of $0.28 for the nine months ended September 30, 2013. Excluding the results from discontinued operations, the Company reports net income of $0.05 million and earnings per share of $0.002 for the nine months ended September 30, 2013.

•	In October 2013, Knightsbridge sold 6,000,000 common shares at a public offering price of $9.00 per share generating net proceeds of approximately $51.0 million.

•	In November 2013, Knightsbridge concluded newbuilding contracts for two 180,000 dwt Capesize bulk carriers.

THIRD QUARTER 2013 AND NINE MONTHS RESULTS

The Company reports net income from continuing operations (i.e. the Capesize vessels) of $1.1 million and earnings per share from continuing operations of $0.04 for the third quarter compared with a net loss from continuing operations of $0.6 million and a loss per share from continuing operations of $0.03 for the preceding quarter. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the third quarter was $21,000 compared with $16,900 in the preceding quarter. In November 2013, the Company has an average cash breakeven rate for its Capesize vessels of $11,000 per vessel per day for the remaining period of 2013.

The results of the VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $0.1 million and a loss per share from discontinued operations of $0.004 for the third quarter compared with a net loss from discontinued operations of $0.4 million and a loss per share from discontinued operations of $0.01 for the preceding quarter.

Cash and cash equivalents decreased by $0.7 million in the third quarter. The Company generated cash from operating activities of $3.6 million and paid $4.3 million to shareholders.

For the nine months ended September 30, 2013, the Company reports net income from continuing operations of $0.05 million and earnings per share from continuing operations of $0.002 compared with net income from continuing operations of $4.6 million and net income per share from continuing operations of $0.18 in the nine months ended September 30, 2012. The average daily TCE earned by the Capesize vessels in the nine months ended September 30, 2013 is $18,600 compared with $22,500 in the nine months ended September 30, 2012.

THE DRY BULK MARKET

At the end of the second quarter of 2013, we witnessed an increased number of analysts expressing their concerns over the Chinese growth story. But over the summer several indicators were pointing in a more positive direction and the majority of forecasters do believe that China will achieve its 7.5 percent GDP growth target for 2013. The United States is showing firmer growth on a more solid private sector foundation in spite of tighter fiscal policy. Even some of the worst hit European economies are believed to be on their way out of recession.

The bulk market surprised forecasters during the third quarter. Cape spot earnings peaked at $42,200 per day on September 25 and the average spot earnings for the quarter was $19,000 per day. Under normal circumstances dry bulk analysts have a fairly common view of the utilization of the dry bulk fleet, but the spread between the estimates has been wider than normal. Cape earnings during the third quarter should indicate a utilization of 82 to 84 percent based on historical data for that segment.

After iron ore inventory draw downs for several months during the first half of 2013, imports in the third quarter resulted in slightly higher stockpiles in major Chinese iron ore ports. A massive 217 million metric tones (mt) of iron ore was imported during the third quarter. This compares with 185 million mt in the same quarter last year, which represents an increase of 17 percent. Coal imports to China reached 70 million mt in the third quarter this year compared to 52.4 million mt in the same quarter last year.

Vessel values have reacted positively to the improved spot and longer term time charter markets. A Cape resale has over the year moved from $44 million to $52 million (concluded last month) and a 5 year old Cape has been sold at $40 million compared to $34 million a few months ago. In October, Korean yards are said to have concluded newbuilding orders for their outline specifications for delivery 2015/16 at $55 million. Values for smaller vessels have improved as well, but gains are more modest.

One important part of dry bulk fleet utilization is speed and consumption optimization. Since March 2011, bunker prices have been on or above approximately $600/mt. It took some time, however, before owners started to slow steam on a broader scale. With a bunker price of $600/mt the optimal speed in a $30,000 per day market is considered to be 12.5 knots for a Cape size (basis average laden and ballast). During the third quarter, some owners started to increase speed when the market picked up, but quickly reduced speed when the market softened a few weeks later. The third quarter of 2013 was maybe the first and most active quarter when it came to pro active speed and consumption optimization. It is important to bear in mind that the total fleet has never sailed faster than 13.7 knots on average since 2007, so the impact should not be over exaggerated but it might contribute to a floor and ceiling in freight rates in the medium term.

THE FLEET

The Company's sailing fleet consists of four Capesize bulk carriers. The Battersea is employed in the spot market. Golden Zhejiang, Golden Future and Belgravia are employed on time charters with estimated redeliveries in Q1 2014, Q1 2014 and Q3 2014, respectively.

The Company is pleased to announce that the Letters of Intent with Daehan Shipyard have been converted into two newbuilding contracts for 180,000 dwt Capesize bulk carriers. The vessels are expected to be delivered to the Company during 2015 and represent the next generation Capesize bulk carriers with the latest technology available in order to secure fuel efficiency. The Board is of the opinion that the Company has obtained favorable terms and attractive pricing for its newbuilding program which now consists of four Capesize bulk carriers.

CORPORATE

24,472,061 ordinary shares were outstanding as of September 30, 2013, and the weighted average number of shares outstanding for the quarter was 24,472,061.

In October 2013, the Company sold 6,000,000 common shares at a public offering price of $9.00 per share generating net proceeds of approximately $51.0 million. The Company also granted the book-running manager a 30-day option to purchase 900,000 additional common shares. The common shares are being offered pursuant to the Company's effective shelf registration statement. The Company intends to use the net proceeds of this offering to partially fund the acquisition of newbuilding vessels and for general corporate purposes.

The Board has decided to declare a cash distribution of $0.175 per share. The record date is November 29, 2013, the ex cash distribution date is November 26, 2013 and the cash distribution will be paid on or around December10, 2013.

OUTLOOK

Knightsbridge remains well positioned in the market place with its modern bulk fleet and financial flexibility. The Board believes that the Company will benefit from its current Capesize play. The Capesize vessels are mainly carrying coal and iron ore and the demand for freight is expected to increase for these commodities going forward. Despite the recent spikes in freight rates the dry bulk market is still is over supplied. However the Company expects that balance will improve at the time of delivery of the newbuildings.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
November 13, 2013

Questions should be directed to:

Contact:                 Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2012 Jul-Sept	2013 Jul-Sept	INCOME STATEMENT (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec

11,164	9,950	Operating revenues	24,079	28,707	37,315

		Operating expenses
2,780	2,232	Voyage expenses	3,884	4,083	4,323
1,927	2,022	Ship operating expenses	5,854	5,536	7,608
943	1,014	Administrative expenses	3,429	3,053	4,259
2,792	2,792	Depreciation	8,286	8,322	11,117
8,442	8,060	Total operating expenses	21,453	20,994	27,307
2,722	1,890	Net operating income	2,626	7,713	10,008
		Other income (expenses)
36	6	Interest income	35	57	106
(947)	(682)	Interest expense	(2,235)	(2,841)	(3,765)
(117)	(113)	Other financial items	(379)	(345)	(467)
(1,028)	(789)	Total other expenses	(2,579)	(3,129)	(4,126)
1,694	1,101	Net income from continuing operations	47	4,584	5,882
(58,699)	(93)	Net loss from discontinued operations	(6,961)	(57,737)	(59,311)
(57,005)	1,008	Net (loss) income	(6,914)	(53,153)	(53,429)

0.07	0.04	Basic earnings per share from continuing operations ($)	0.002	0.18	0.24
(2.40)	(0.004)	Basic loss per share from discontinued operations ($)	(0.28)	(2.37)	(2.43)
(2.33)	0.04	Basic (loss) earnings per share ($)	(0.28)	(2.19)	(2.19)

		Income on timecharter basis ($ per day per vessel)*
$22,800	$21,000	Capesize	$18,600	$22,500	$22,500
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q3 is calculated as $4,687,000 based on net income from continuing operations $1,101,000, depreciation ($2,792,000), net interest expense ($676,000) and amortization of deferred charges ($118,000).

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2013 Sept 30	2012 Sept 30	2012 Dec 31

ASSETS
Short term
Cash and cash equivalents	57,340	67,517	79,259
Other current assets	7,462	7,831	6,590
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	265,540	298,832	273,826
Newbuildings	15,590	-	-
Vessel held for sale	-	41,982	21,523
Deferred charges	782	1,544	1,222
Total assets	361,714	432,706	397,420
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	-	26,833	4,700
Other current liabilities	8,234	12,721	6,798
Long term
Long-term debt	95,000	111,010	106,978
Other long term liabilities	-	-	1,250
Equity	258,480	282,142	277,694
Total liabilities and equity	361,714	432,706	397,420

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2012 Jul-Sept	2013 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec

		OPERATING ACTIVITIES
(57,005)	1,008	Net (loss) income	(6,914)	(53,153)	(53,429)
		Adjustments to reconcile net (loss) income to net cash provided by operating activities;
5,900	2,910	Depreciation and amortization	8,726	17,559	21,364
12,679	(223)	Net (gain) loss on sale of vessels	(254)	12,679	13,088
41,597	-	Impairment loss on vessels	5,342	41,597	41,597
-	-	Amortization of time charter contract	-	2,303	2,303
138	230	Restricted stock unit expense	772	619	906
3,201	-	Provision for doubtful accounts	-	10,507	10,155
3,897	(281)	Change in operating assets and liabilities	(1,549)	2,784	815
10,407	3,644	Net cash provided by operating activities	6,123	34,895	36,799

		INVESTING ACTIVITIES
-	(247)	Additions to newbuildings	(15,590)	-	-
26,712	223	Proceeds from the sale of assets	17,075	26,712	66,993
26,712	(24)	Net cash provided by (used in) investing activities	1,485	26,712	66,993

		FINANCING ACTIVITIES
(14,096)	-	Repayment of long-term debt	(16,678)	(15,896)	(42,062)
(4,276)	(4,283)	Distributions to shareholders	(12,849)	(25,042)	(29,319)
(18,372)	(4,283)	Net cash used in financing activities	(29,527)	(40,938)	(71,381)

18,747	(663)	Net (decrease) increase in cash and cash equivalents	(21,919)	20,669	32,411
48,770	58,003	Cash and cash equivalents at start of period	79,259	46,848	46,848
67,517	57,340	Cash and cash equivalents at end of period	57,340	67,517	79,259

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,437,000	24,425,699	24,425,699
Shares issued	35,061	11,301	11,301
Balance at end of period	24,472,061	24,437,000	24,437,000

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	1	-	-
Balance at end of period	245	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,766	131,256	131,256
Shares issued	-	-	-
Restricted stock unit expense	548	405	510
Balance at end of period	132,314	131,661	131,766

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	149,700	179,019	179,019
Distributions to shareholders	(12,849)	(25,042)	(29,319)
Balance at end of period	136,851	153,977	149,700

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(4,016)	49,413	49,413
Net loss	(6,914)	(53,153)	(53,429)
Balance at end of period	(10,930)	(3,740)	(4,016)
Total Equity	258,480	282,142	277,694